

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

<u>Via E-mail</u>
Mr. Donald W. Blair
Chief Financial Officer
Nike, Inc.
One Bowerman Drive
Beaverton, Oregon 97005

RE: Nike, Inc.
Form 10-K for the Year Ended May 31, 2012
Filed July 24, 2012
Form 10-Q for the Period Ended August 31, 2012
Filed October 9, 2012
File No. 1-10635

Dear Mr. Blair:

We have reviewed your response letter dated November 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 31, 2012

Management's Discussion and Analysis

Results of Operations, page 16

1. We note your response to comment three from our letter dated October 24, 2012. Your proposed disclosures include an expanded analysis of the factors that contribute to material fluctuations in consolidated or segment results as well as a discussion of the material drivers of your consolidated results. In addition to these expanded disclosures, we continue to believe that you should quantify the impact of each factor that contributes to material fluctuations in your consolidated or segment revenues and segment earnings before interest and taxes.

We remind you that Item 303(a)(3)(i) of Regulation S-K states that you should describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, Item 303(a)(3)(iii) of Regulation S-K states that to the extent that there are material increases in net sales or revenues, you should provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. In this regard, we continue to believe that you should separately quantify the impact of each factor rather than quantifying the aggregate impact of multiple factors. For example, your proposed disclosures state that the increase in NIKE Brand footwear for fiscal 2013 was attributable to growth in unit sales along with an increase in average selling price per pair. You should separately quantify the impact of the growth in unit sales from the impact of the increase in average selling price. Please show us in your supplemental response what the revisions will look like in future filings.

Please also confirm that you will disclose the actual percentage fluctuations rather than referring to a single or double-digit increase or decrease.

2. We note your response to comment four from our letter dated October 24, 2012. You currently have not included the estimation of sales made by NIKE Brand licensees as the amounts are not material in your determination of NIKE Brand revenues on a wholesale equivalent basis. Given that these are not your revenues, it is not clear how you determined that the inclusion of these sales in this measure would ever be appropriate regardless of materiality. In this regard, please advise or please revise your current disclosures which appear to imply that the reason sales made by NIKE Brand licensees have been excluded is because the amounts are not material. Please show us in your supplemental response what the revisions will look like in future filings.

Critical Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page 32

3. On page 24 of your Form 10-Q for the period ended August 31, 2012, you disclose that you expect to incur non-cash charges to liquidate certain balance sheet accounts, most significantly the cumulative translation adjustment and deferred tax assets related to Umbro. Please help us better understand how you determined that you will record a loss related to the deferred tax assets of Umbro given that your response indicates there was a full valuation allowance recorded.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Recognition of Revenues, page 45

4. Please expand your disclosures to provide additional details regarding the types of customer discounts you provide, including post-invoice discounts and volume rebates, and your corresponding accounting policies related to these discounts. Please show us in your supplemental response what the revisions will look like in future filings.

Schedule II – Valuation and Qualifying Accounts, page 68

5. We note your response to comment 10 from our letter dated October 24, 2012. Given your historical practice of accepting sales returns from some customers and you anticipate accepting a certain amount of returns each year, please present the activity related to your sales returns allowance in your schedule pursuant to Rule 12-09 of Regulation S-X. Please show us in your supplemental response what the revisions will look like in future filings.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief